Mail Stop 4561

By U.S. Mail and facsimile to (202) 966-9409

Anthony J. Szuszczewicz
Chairman of the Board, President and Chief Executive Officer
Polonia Bancorp
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania 19006

> **Re: Polonia Bancorp**
> **Amendment No. 2 to**
> **Registration Statement on Form SB-2**
> **Filed October 27, 2006**
> **File No. 333-135643**

Dear Mr. Szuszczewicz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

General

1.   Please note the updating requirements of Item 310 of Regulation S-B. Alternatively, if your interim financial statements as of and for the nine month period ended September 30, 2006 are not available before the date your registration statement is declared

effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since June 30, 2006.

2.   Please include an updated consent in your next amended filing.

Note 13 – Regulatory Restrictions

3.   We note your disclosures in your MD&A and Risk Factors section which describe the Notice of Deficiency you received from the OTS. Please revise your financial statement footnotes to also describe this material contingency and the potential effect that failing to comply with the Notice could have upon your operations. Refer to paragraphs 10 and 12 of SFAS 5.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes at 202-551-3424 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Lawrence M.F. Spaccasi
        Mouldoon Murphy & Aguggia LLP
        5101 Wisconsin Ave NW
        Washington, D.C. 20016